

10035374

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
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FEB 24 2010

Washington, DC
122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Management Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 NW 72nd Street, Suite 301
(No. and Street)

Gladstone,	MO.	64118
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Wolfe III (816) 454-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce D. Culley CPA PC
(Name – *if individual, state last, first, middle name*)

3000 Brooktree Lane, Suite 210	Gladstone	MO	64119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5/2010

OATH OR AFFIRMATION

I, William Wolfe III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Management Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

William Wolfe
Signature

President
Title

Denise R. Bowlen
Notary Public

DENISE R. BOWLEN
Notary Public - Notary Seal
STATE OF MISSOURI
Cass County
My Commission Expires June 30, 2011
Commission # [illegible]

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT MANAGEMENT SERVICES, INC.

Table of Contents

BRUCE D. CULLEY C.P.A., P.C.
3000 Brooktree Lane, Suite 210
Gladstone, MO. 64119
816-453-1040 Fax: 816-453-0721

Independent Auditor's Report

Investment Management Services, Inc.
Gladstone, Missouri

I have audited the accompanying statement of financial condition of Investment Management Services, Inc. as of December 31, 2009, and the related statement of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 2, 2010

INVESTMENT MANAGEMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
Current Assets	
Cash and Cash Equivalents	$ 2,040
Deposits with Clearing Organization	25,000
Accounts Receivable	1,412
Other Receivables	45
Total Assets	$ 28,497
LIABILITIES	
Current Liabilities	
Accounts Payable and Accrued Expenses	$ 1,509
Payroll Liabilities	132
Total Current Liabilities	1,641
STOCKHOLDERS' EQUITY	
Common Stock, $.01 Par Value, 1,000,000 Shares Authorized, 349,629 Shares Issued and Outstanding	3,496
Preferred Stock, $1.00 Par Value, 150,000 Shares Authorized, No Shares Issued and Outstanding	-
Additional Paid-in Capital	329,931
Retained Deficit	(295,237)
Treasury Stock, at Cost	(11,334)
Total Stockholders' Equity	26,856
Total Liabilities and Stockholders' Equity	$ 28,497

See notes to the financial statements.

INVESTMENT MANAGEMENT SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Net Commissions from Security Transactions	$ 26,494
OPERATING EXPENSES	
Personnel Costs	14,199
Rent	7,968
Insurance	1,793
Telephone	200
Office Expense	1,982
Professional Fees	3,342
Postage	1,040
Regulatory Costs	4,112
Quotes	2,640
Bad Debt Expense	1,296
Taxes and Licenses	225
Total Expenses	38,797
Net Income (Loss) from Operations	(12,303)
OTHER INCOME (EXPENSES)	
Interest Income	73
Other Income	1,685
Total Other Income (Expenses)	1,758
Net Income (Loss) Before Income Tax	(10,545)
Income Tax Expense	-
Net Income (Loss) After Income Tax	$ (10,545)

See notes to the financial statements.

INVESTMENT MANAGEMENT SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Deficit	Treasury Stock	Total
BALANCES, BEGINNING OF YEAR	$ 3,496	$ -	$ 329,931	$ (284,692)	$ (11,334)	$ 37,401
Net Income (Loss)	-	-	-	(10,545)	-	(10,545)
BALANCES, END OF YEAR	$ 3,496	$ -	$ 329,931	$ (295,237)	$ (11,334)	$ 26,856

See notes to the financial statements.

INVESTMENT MANAGEMENT SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (10,545)
Adjustments to Reconcile Net Income to	
Net Cash Used in Operating Activities:	
Changes in Operating Assets and Liabilities:	
Accounts Receivable	1,151
Other Assets	179
Accounts Payable and Accrued Expenses	(338)
Other Liabilities	119
Total Adjustments	1,111
Net Cash Provided (Used) by Operating Activities	(9,434)
CASH FLOW FROM INVESTING ACTIVITIES	-
CASH FLOW FROM FINANCING ACTIVITIES	-
Increase (Decrease) in Cash	(9,434)
Cash, Beginning of Year	11,474
Cash, End of Year	$ 2,040

See notes to the financial statements.

INVESTMENT MANAGEMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Investment Management Services, Inc. is engaged in the brokerage of financial products to the general public and accredited investors. The Company has an agreement with a third party clearinghouse to process all of their clients' transactions. The Company is based in the Kansas City Metropolitan area. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers (NASD).

Revenue Recognition

Customers' security transactions are recorded on a trade date basis. Management fees and interest income are accrued as earned.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the corresponding assets.

Advertising Costs

Advertising costs are charged to operations when incurred.

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

NOTE 2 – SIGNIFICANCE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparts primarily include broker-dealers and buyers and sellers of securities. In the event counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

NOTE 4 – INCOME TAXES

As of December 31, 2009, the Company had available approximately $8,100 of unused net operating loss carry-forwards for regular tax purposes that will expire in 2023 if not used. The Company's deferred tax asset, principally related to its net operating loss carry-forward, totaled $3,200 at December 31, 2009, and valuation allowance of the same amount was recorded at December 31, 2009, to reduce the net deferred tax asset to zero.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had allowable net capital of $26,811 which was in excess of its required net capital of $5,000.

NOTE 6 – REQUIRED INFORMATION OMITTED

The Company has no liabilities subordinated to claims of general creditors as of December 31, 2009; therefore, the statement of changes in liabilities subordinated to claims of general creditors has been omitted.

The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and it has not held "physical possession or control" of any securities for customers since operations commenced. Information relating to the possession or control requirements in rule 15c3-3 is also omitted.

INVESTMENT MANAGEMENT SERVICES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL

Total Stockholders' Equity	$ 26,856
Less Non-Allowed Assets	
Other Assets	(45)
Net Capital	$ 26,811

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition	
Accounts Payable and Accrued Expenses	$ 1,509
Payroll Liabilities	132
Total Aggregate Indebtedness	$ 1,641
Ratio of aggregate indebtedness to net capital	0.06 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 5,000
Excess Net Capital	$ 21,811

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital per Company's Fourth Quarter FOCUS Report	$ 26,810
Difference – Rounding	1
Net Capital Reported Above	$ 26,811

INVESTMENT MANAGEMENT SERVICES, INC.
SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) as the Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

INVESTMENT MANAGEMENT SERVICES, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The Company has complied with the exemptive requirements of Rule l5c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2009.

INVESTMENT MANAGEMENT SERVICES, INC.
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2009

The Company is exempted under Rule 15c3-3(k)(2)(i).

BRUCE D. CULLEY C.P.A., P.C.
3000 Brooktree Lane, Suite 210
Gladstone, MO. 64119
816-453-1040 Fax: 816-453-0721

Report on Internal Control Required by SEC Rule 17a-5 (alt 1)
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To Directors and Shareholders of
Investment Management Services, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Investment Management Services, Inc, as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule l7a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a- 3(a)(1 l) and for determining compliance with the exemptive provisions of rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section S of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 2, 2010